AltaGas

Calgary Place
1700 355 4th Ave SW
Calgary AB T2P 0J1

main 403.691.7575
fax 403.691.7508

November 16, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

To whom it may concern:

Re: AltaGas Income Trust
Rule 12g3-2(b) Exemption
File No. 82-34911

Please find enclosed certain information and/or documents furnished on behalf of AltaGas Income Trust, an unincorporated open-ended investment trust governed by the laws of the Province of Alberta, Canada (Rule 12g3-2(b) File No. 82-34911), submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934.

Sincerely,
AltaGas Income Trust,
By its administrator
AltaGas Ltd.

Deborah S. Stein
Vice President Controller

enclosures

dlw 11/30

SEC File # 82-34911

Form 1 Submission - Change in Issued and Outstanding Securities

RECEIVED
2006 NOV 30 P 12:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Issuer :	AltaGas Income Trust
Symbol :	ALA.UN
Reporting Period:	10/01/2006 - 10/31/2006

Summary

Issued & Outstanding Opening Balance :	53,806,725	As at :	10/01/2006

Effect on Issued & Outstanding Securities

Employee Trust Unit Option Plan #1 (10%) April 27, 2006	2,500
DRIP Plan #1 - Trust Units	153,581
DRIP Plan #2 - Exchangeable LP Units	8,605
Other Issuances and Cancellations	1,500
Issued & Outstanding Closing Balance :	53,972,911

Employee Trust Unit Option Plan #1 (10%) April 27, 2006

Stock Options Outstanding Opening Balance:	**853,050**	As at :	10/01/2006

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
10/10/2006	N	7,500			
Filer's comment					
Options granted at $27.82 under an employment agreement					
10/02/2006	N	2,000			
Filer's comment					
Options granted at a strike price of $28.37, expiring October 2, 2016					
10/05/2006	N			3,000	
Filer's comment					
Options at a $29.15 strike price cancelled due to employee departure					
10/05/2006	N			2,000	
Filer's comment					
Options at a $28.86 strike price cancelled due to employee departure					
10/18/2006	N		1,500		
Filer's comment					
Options at $6.75 exercised					
10/18/2006	N		1,000		
Filer's comment					
Options at $9.48 exercised					
Totals		9,500	2,500	5,000	0

Stock Options Outstanding Closing Balance:	**855,050**	As at :	10/31/2006

DRIP Plan #1 - Trust Units

Opening Reserve	**4,292,531**	As at :	10/01/2006

Effective Date	Securities Listed	Securities Issued
10/16/2006		153,581

SEC File # 82-34911

Filer's comment
Trust Units issued under Distribution Reinvestment Plan

Totals	0	153,581

Closing Reserve: 4,138,950 As at : 10/31/2006

DRIP Plan #2 - Exchangeable LP Units

Opening Reserve 794,635 As at : 10/01/2006

Effective Date	Securities Listed	Securities Issued
10/16/2006		8,605

Filer's comment
Trust Units issued under Distribution Reinvestment Plan for Exchangeable LP#1 units

Totals	0	8,605

Closing Reserve: 786,030 As at : 10/31/2006

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
10/20/2006	Conversion (General)	1,500

Filer's comment
1500 AltaGas Holding Limited Partnership No. 1 Units converted on a 1:1 basis for Trust Units

Totals	1,500

Filed on behalf of the Issuer by:

Name: Pamela Deveau
Phone: 4036917517
Email: pamela.deveau@altagas.ca
Submission Date:
Last Updated: 11/03/2006 11:22:22